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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*

                           ROBERTSON-CECO CORPORATION
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                  770539203000
                                 --------------
                                 (CUSIP Number)

                                                           Roger H. Lustberg, Esq.
       Mr. Henry K. Jordan, Chief Financial Officer        Riordan & McKinzie
       11111 Santa Monica Boulevard, Suite 1500            300 S. Grand Avenue, 29th Floor
       Los Angeles, CA  90025 (310) 996-7000               Los Angeles, CA  90071 (213) 629-4824
       -----------------------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 20, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

 CUSIP No.        770539203000                      Page   2   of    22    Pages
                                                         -----    --------

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        The Foothill Group, Inc.
        94-1663353



   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY



   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
     BENEFICIALLY             374,292 (see item 5)
         OWNED
        BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
         WITH                 0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              374,292 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,292 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]



   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.3%


   14   TYPE OF REPORTING PERSON*
        CO, BC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   3   of    22    Pages
                                                         -----    --------

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Capital Corporation
        95-2689288



   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY



   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          188,707 (see item 5)
       BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
         WITH                 0 (see item 5)

                         10   SHARED DISPOSITIVE POWER
                              188,707 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,707 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]



   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.2%


   14   TYPE OF REPORTING PERSON*
        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   4   of    22    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Partners, L.P., a Delaware limited partnership
        95-4291521



   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          0 (see item 5)
       BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
         WITH                 0 (see item 5)

                         10   SHARED DISPOSITIVE POWER
                              0 (see item 5)


   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]



   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%


   14   TYPE OF REPORTING PERSON*
        PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   5   of    22    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Partners II, L.P., a Delaware limited partnership
        95-4380785


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          185,585 (see item 5)
       BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
         WITH                 0 (see item 5)

                         10   SHARED DISPOSITIVE POWER
                              185,585 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,585 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]



   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%


   14   TYPE OF REPORTING PERSON*
        PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   6   of    22    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        John F. Nickoll



   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          185,585 (see item 5)
       BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
         WITH                 0 (see item 5)

                         10   SHARED DISPOSITIVE POWER
                              185,585 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,585 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   7   of    22    Pages
                                                         -----    --------

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Dennis R. Ascher




   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          185,585 (see item 5)
       BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
        WITH                  0 (see item 5)

                         10   SHARED DISPOSITIVE POWER
                              185,585 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,585 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   8   of    22    Pages
                                                         -----    --------

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Jeffrey T. Nikora


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          185,585 (see item 5)
       BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
        WITH                  0 (see item 5)

                         10   SHARED DISPOSITIVE POWER
                              185,585 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,585 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   9   of    22    Pages
                                                         -----    --------

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Karen Sandler


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          185,585 (see item 5)
       BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
        WITH                  0 (see item 5)

                         10   SHARED DISPOSITIVE POWER
                              185,585 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,585 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                     Page   10   of    22    Pages
                                                        ------    --------

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        David Hilton


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          185,585 (see item 5)
       BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
        WITH                  0 (see item 5)

                         10   SHARED DISPOSITIVE POWER
                              185,585 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,585 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                     Page   11   of    22    Pages
                                                        ------    --------

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Edward Stearns


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          185,585 (see item 5)
       BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
        WITH                  0 (see item 5)

                         10   SHARED DISPOSITIVE POWER
                              185,585 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,585 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                     Page   12   of    22    Pages
                                                        ------    --------

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Peter Schwab


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          185,585 (see item 5)
       BY EACH
   REPORTING PERSON      9    SOLE DISPOSITIVE POWER
        WITH                  0 (see item 5)

                         10   SHARED DISPOSITIVE POWER
                              185,585 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,585 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                 The statement on Schedule 13D, filed December 2, 1993 (the "Initial Filing"), relating to the Common Stock, $.01 par value per share, CUSIP Number 770539203000 (the "Common Stock"), of Robertson-Ceco Corporation, a Delaware corporation ("Issuer"), and filed on behalf of The Foothill Group, Inc., a Delaware corporation ("Group"); Foothill Capital Corporation, a California corporation and wholly-owned subsidiary of Group ("Capital"); Foothill Partners, L.P., a Delaware limited partnership ("Partners"); Foothill Partners II, L.P., a Delaware limited partnership ("Partners II"); John F. Nickoll, Dennis R. Ascher and Jeffrey T. Nikora (collectively, the "Managing General Partners"); and Karen Sandler, David Hilton, Edward Stearns and Peter Schwab (collectively, the "Managing General Partners II") (Group, Capital, Partners, Partners II, the Managing General Partners and the Managing General Partners II are collectively referred to hereinafter as the "Filing Persons") is amended by the undersigned as follows:


Item 1.          Security and Issuer.

                 No material change has occurred in the facts set forth in response to this item of the Initial Filing.

Item 2.          Identity and Background.

                 No material change has occurred in the facts set forth in response to this item of the Initial Filing, except as follows:

                 Don L. Gevirtz is no longer an executive officer of Group or Capital or a partner of Managing General Partners, and as a result, is no longer a Filing Person for purposes of this Amendment No. 1 to Schedule 13D.

Item 3.          Source and Amount of Funds or Other Consideration.

                 Not applicable.

Item 4.          Purpose of Transaction.

                 Not applicable.

Item 5.          Interest in Securities of The Issuer.

                 No material change has occurred in the facts set forth in response to this item of the Initial Filing, except as follows:

                 This Amendment No. 1 to Schedule 13D is being filed to report the sale, in a privately negotiated transaction, of 1,000,000 shares of the Issuer's Common Stock beneficially owned by the Filing Persons. As a result of such sale, the Filing Persons no longer the direct and beneficial owners of more than five percent of such class of stock. Accordingly, the Filing Persons' reporting obligations under Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended, with respect to the

Initial Filing are terminated as of the filing of this Amendment No. 1 to
Schedule 13D.

                 (a) The percentages of outstanding Common Stock reported in this Item 5(a) are based on the assumption that there are 16,213,618 shares of Common Stock outstanding, which number was derived from the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995, filed with the Securities and Exchange Commission on November 14, 1995.

                 As of November 20, 1995, Capital was the direct owner of 188,707 shares of Common Stock, which represents approximately 1.2% of the outstanding Common Stock of the Issuer.

                 As of November 20, 1995, Partners was the direct owner of no shares of Common Stock of the Issuer.

                 As of November 20, 1995, Partners II was the direct owner of 185,585 shares of Common Stock, which represents approximately 1.1% of the outstanding Common Stock of Issuer.

                 As of November 20, 1995, each of the Managing General Partners was the direct owner of no shares of Common Stock. Under the Beneficial Ownership Definition, each of the Managing General Partners is deemed beneficially to own the Common Stock held by Partners and Partners II. Accordingly, each of the Managing General Partners is deemed the beneficial owner of the 185,585 shares of Common Stock which Partners II owns directly. Accordingly, each of the Managing General Partners owns directly and beneficially 185,585 shares, or 1.1% of the outstanding Common Stock of the Issuer.

                 As of November 20, 1995, each of the Managing General Partners II was the direct owner of no shares of Common Stock. Under the Beneficial Ownership Definition, each of the Managing General Partners II is deemed beneficially to own the Common Stock held by Partners II. Accordingly, each of the Managing General Partners II is deemed the beneficial owner of the 185,585 shares of Common Stock which Partners II owns directly. Accordingly, each of the Managing General Partners II owns directly and beneficially 185,585 shares, or 1.1% of the outstanding Common Stock of the Issuer.

                 As of November 20, 1995, Group was the direct owner of no shares of Common Stock. Under the Beneficial Ownership Definition, Group is deemed beneficially to own the Common Stock owned by Capital, Partners and Partners II. Accordingly, Group is deemed the beneficial owner of the 188,707 shares which Capital owns directly and the 185,585 shares which Partners II owns directly. Accordingly, Group owns directly and beneficially 374,292 shares, or approximately 2.3% of the outstanding Common Stock of the Issuer.

                 (b) Group may be deemed to have shared voting and dispositive power with Capital, with respect to the 188,707 shares of Common Stock owned by Capital, by virtue of the fact that

Capital is a wholly-owned subsidiary of Group. Each of Group, the Managing General Partners and the Managing General Partners II has shared power with Partners II, in its capacity as a general partner of Partners II, to vote and direct the disposition of the 185,585 shares of Common Stock directly owned by Partners II.

                 (c) On November 20, 1995, Managing General Partners, Managing General Partners II, and Group sold, in a privately negotiated transaction pursuant to the stock purchase agreement described in Item 6, (i) 498,439 shares of Common Stock which were owned directly by Capital, (ii) 11,367 shares of Common Stock which were owned directly by Partners, and (iii) 490,194 shares of Common Stock which were owned directly by Partners II, for a price of $4.25 per share.

                 (e) The Filing Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer on November 20, 1995.

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

                 No material change has occurred in the facts set forth in response to this item of the Initial Filing, except as follows:

                 Capital and its affiliates (the "Sellers") executed a stock purchase agreement, dated November, 1995, which is attached hereto as Exhibit 1, pursuant to which the Sellers sold an aggregate of 1,000,000 shares of the Issuer's Common Stock which was beneficially owned by the Sellers.

                 A Joint Reporting Agreement, dated November 30, 1993, was executed by Group, Capital, Partners, Partners II, the Managing General Partners and the Managing General Partners II and attached as Exhibit 1 to the Initial Filing. Pursuant to such Joint Reporting Agreement, which is incorporated herein by reference, the parties agreed to file one joint statement and any amendments thereto on behalf of all of them with respect to the subject matter of this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

                 The Filing Persons file as an exhibit the following:

                 Exhibit 1. Stock Purchase Agreement executed by Capital dated November, 1995 (appears at page 20).

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December ___, 1995




THE FOOTHILL GROUP, INC.,
a Delaware corporation


By:  /s/ Jeffrey T. Nikora
    ------------------------------------
    Name:  Jeffrey T. Nikora
           -----------------------------
    Title: Vice-President
           -----------------------------


FOOTHILL CAPITAL CORPORATION,
a California corporation


By:  /s/ Jeffrey T. Nikora
    ------------------------------------
    Name:  Jeffrey T. Nikora
           -----------------------------
    Title: Vice-President
           -----------------------------


FOOTHILL PARTNERS, L.P.,
a Delaware limited partnership

By:  The Foothill Group, Inc.
Its: General Partner


By:  /s/ Jeffrey T. Nikora
    ------------------------------------
    Name:  Jeffrey T. Nikora
           -----------------------------
    Title: Vice-President
           -----------------------------

FOOTHILL PARTNERS II, L.P.,
a Delaware limited partnership

By:  The Foothill Group, Inc.
Its: General Partner


By:  /s/ Jeffrey T. Nikora
    ------------------------------------
    Name:  Jeffrey T. Nikora
           -----------------------------
    Title: Vice-President
           -----------------------------


JOHN F. NICKOLL



  /s/ John F. Nickoll
________________________________________


DENNIS R. ASCHER



  /s/ Dennis R. Ascher
________________________________________


JEFFREY T. NIKORA



  /s/ Jeffrey T. Nikora
________________________________________


KAREN SANDLER



  /s/ Karen Sandler
________________________________________

DAVID HILTON



  /s/ David Hilton
________________________________________


EDWARD STEARNS



  /s/ Edward Stearns
________________________________________


PETER SCHWAB



  /s/ Peter Schwab
________________________________________

                                 EXHIBIT INDEX


                                                                   Sequentially
Exhibit                                                              Numbered
Number                        Description                              Page
-------                       -----------                          ------------
  1                   Stock Purchase Agreement dated                   20
                      November, 1995.

                                   EXHIBIT 1

                            STOCKPURCHASE AGREEMENT


                 THIS AGREEMENT ("Agreement") is made and entered into this ____ day of November, 1995, by and among Michael E. Heisley, Jr. and Emily Heisley Stoeckel ("Buyers"), and Foothill Capital Corporation and its affiliates, (the "Seller").

                 WHEREAS, the Seller owns 1,000,000 shares (the "Shares") of common stock of Robertson Ceco Corporation;

                 WHEREAS, the Seller desires to sell and Buyers desire to purchase (in the proportion set forth below) the Shares;

                 NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants, agreements and promises herein contained, the parties agree as follows:

                 SECTION 1.  PURCHASE AND SALE

                 1.1. Purchase Price. The Purchase Price for the Shares shall be $4.25 per share.

                 SECTION 2.  CLOSING

                 2.1. Closing. The transfer of the Shares (the "Closing") shall occur at the offices of McDermott, Will & Emery, 227 West Monroe Street, Chicago, Illinois at 10:00 a.m. on Friday, November 17, 1995.

                 2.2. Deliveries by Buyers. At the Closing, Buyers shall deliver the following:

                 (a) $4,250,000 (in proportion to the Shares purchased by each); and

                 (b) such other instruments or documents as may be necessary or appropriate to carry out the transactions contemplated hereby.

                 2.3. Deliveries by Seller. At the closing, Seller shall deliver the following:

                 (a) stock certificates for a total of 1,000,000 Shares (500,000 shares in the name of Emily Heisley Stoeckel and 500,000 shares in the name of Michael E. Heisley, Jr.); and

                 (b) such other endorsements, instruments or documents as may be necessary or appropriate to carry out the transactions contemplated hereby.

                 SECTION 3.  REPRESENTATIONS AND WARRANTIES OF SELLER

                 Seller represents and warrants to Buyers as of the date hereof and as of the Closing, as follows:

                 3.1. Authority. Seller has all requisite power and authority, without the consent of any other person, to execute and deliver this Agreement and the documents to be delivered at the Closing and to carry out the transactions contemplated hereby and thereby. Seller is a validly existing corporation in good standing under its jurisdiction of incorporation.

                 3.2. Validity. This Agreement has been duly executed and delivered and constitutes the lawful, valid and binding obligation of seller, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors rights generally, or by general equitable principles. No approval, authorization, registration, consent, order or other action of or filing with any person, including any court, administrative agency or other government authority, is required for the execution and delivery by Seller of this Agreement or the performance by Seller of its obligations hereunder.

                 3.3. Shares. Seller is the owner of the Shares and has good, marketable and indefeasible title thereto and the absolute right to sell, assign, transfer and deliver the same, free and clear of all claims, security interests, liens, pledges, charges, escrows, options, proxies, rights of first refusal, preemptive rights, mortgages, hypothecations, prior assignments, title retention agreements, indentures, security agreements or any other limitation, encumbrance or restriction of any kind.

                 SECTION 4.  REPRESENTATIONS AND WARRANTIES OF BUYERS

                 Each Buyer hereby represents and warrants to Seller as of the date hereof and as of the Closing, as follows:

                 4.1. Authority. Each buyer has all requisite power and authority, without the consent of any other person, to execute and deliver this Agreement and the documents to be delivered at the Closing, and to carry out the transactions contemplated hereby and thereby.

                 4.2. Validity. This Agreement has been duly executed and delivered and constitutes the lawful, valid and legally binding obligation of each Buyer, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors rights generally, or by general equitable principles. No approval, authorization, registration, consent, order or other action of or filing with any person, including any court, administrative agency or other government authority, is required for the execution and delivery by Buyers of this Agreement or the performance by each Buyer of its obligations hereunder.

                 SECTION 5.  SURVIVAL AND INDEMNIFICATION

                 The representations and warranties in this Agreement will survive the Closing. Each party shall indemnify and hold harmless the other from any and all loss, liability, cost, expense, claim or obligation arising from any breach of any representation and warranty or failure to fulfill any covenant hereunder.

                 SECTION 6.  GENERAL PROVISIONS

                 6.1. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered in person or sent by registered or certified mail, postage prepaid, commercial overnight courier (such as Express Mail, Federal Express, etc.) with written verification of receipt or by telecopy.

                 6.2. Expenses. Each party to this Agreement shall pay its own costs and expenses in connection with the transactions contemplated hereby.

                 6.3. Counterparts. This Agreement may be executed simultaneously in two or more counterparts each of which shall be deemed an original, but all of which together constitute one and the same instrument.

                 6.4. Entire Transaction. This Agreement contains the entire understanding among the parties with respect to the actions contemplated hereby and supersedes all other agreements, understandings and undertakings among the parties on the subject matter hereof.

                 IN WITNESS WHEREOF, each of the parties hereto has executed or caused this Agreement to be executed all as of the date first written above.

Buyers:                                    FOOTHILL CAPITAL CORPORATION


 /s/  Michael E. Heisley, Jr.              By:  /s/  Jeffrey T. Nikora
--------------------------------               -------------------------------
Michael E. Heisley, Jr.                    Name: Jeffrey T. Nikora
                                           Its:  Vice President


 /s/  Emily Heisley Stoeckel
--------------------------------
Emily Heisley Stoeckel